February 4, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (214) 659-4773

Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
16355 Laguna Canyon Road
Irvine, California 92618


Re:	Consumer Portfolio Services, Inc.
	Form S-2 filed January 7, 2005
	File No. 333-121913

      Form 10-K for the year ended December 31, 2003 and related documents
	File No. 1-14116

Dear Mr. Bradley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-2

General

1. Please provide us supplementally with your legal analysis of how the rollover feature satisfies the 1933 Securities Act. It appears that the notes may be renewed for up to ten additional years, and that any subsequent request to have the notes redeemed may be denied for any reason.

2. We note that the specific terms of the debt securities will be disclosed in the prospectus supplement. If the terms will be novel or unique, we may review the supplement. If you provide the supplement to us prior to its use, we will review it on an expedited basis.

3. Please provide us with copies of all marketing literature for our review, as it becomes available. We may have comments.

Cover Page

4. Please disclose the number of days that an investor will have available after maturity to request that the notes not be renewed.

Prospectus Summary - page 1

5. All references to the company and the notes should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the meanings of the terms used without the definitions in the last sentence of the introduction to the summary.

6. We note the disclosure of the value of motor vehicle contracts purchased in 2004. Please balance this and other financial information with disclosure regarding the losses the company suffered in 2004.

7. Please disclose any limitations on the ability of the company to refuse redemption of the notes if requested prior to maturity.

Risk Factors - page 6

8. Please delete the discussion of additional risk factors in the first introductory paragraph. While it is appropriate to include a discussion of factors that may cause actual results to differ from those expressed in forward-looking statements, that discussion should be separate from the risk factor section. In addition, discussion of non-material risks or material risks that are not yet known is unnecessarily confusing to the investor. Similarly, revise to clarify what is meant in the second introductory paragraph by "other information contained in this prospectus."

9. We note that many of your subheadings merely make a statement about the company and do not express a clear risk. The subheadings to the risk factors should clearly state a risk to the potential investor. You may find it helpful to express this in terms of cause and effect, using a "Because of X, Y follows" model. As an example only, we note the subheading "The notes will have no sinking fund, security, insurance or guarantee." Revise the subheadings throughout this section accordingly, to make explicit the risk to investor or company.

The Notes will Automatically Renew... - page 7

10. We note your statement that "any requests for repurchases after your notes are renewed will be subject to our approval." Please explain clearly and prominently that the notes may be renewed automatically for up to ten additional years unless the investor requests redemption within 15 days after maturity, and that any subsequent request to have the notes redeemed prior to maturity may be denied for any reason.

Renewal or Redemption on Maturity - page 23

11. It is not clear under what circumstances you would not send investors a new prospectus, requiring them to request one. Please revise or advise.

Proxy Statement

12. Please tell us where you discuss the independence of the audit committee members. Refer to Item 7(d)(2)(ii)(C) of Schedule 14A.

Form 10-K for the year ended December 31, 2003

Item 1:  Business- page 1

Delinquency Experience Tables - pages 8-9

13. We note your disclosure on page F-10 that management may authorize a temporary extension of payment terms if collection appears to be likely during the next calendar month. Supplementally tell us whether receivables receiving these or any other temporary extensions are re-aged. To the extent that receivables have been re-aged, please revise your 2004 10-K to quantify receivables that have been re-aged once and those that have been re-aged more than once.

Flow Purchase Program - page 11

14. We note that contracts purchased from dealers in your Flow Purchase Program were purchased primarily for immediate and outright sale to third parties. We also note that these contracts were sold at a mark-up above the amount paid to the dealer. Please supplementally tell us how you were able to sell these contracts at a gain immediately after they were purchased at a discount.







Item 7:  Management`s Discussion and Analysis - page 19

Results of Operations - page 24

General

15. In your 2004 10-K, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the changes in interest income during 2003, please quantify the extent to which the changes are attributable to the change in securitization structure, interest earned on the portfolio of contracts acquired in the TFC Merger, increase in residual interest income and decline in the balance of the portfolio of contracts acquired in the MFN Merger. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The Year Ended December 31, 2003 Compared to the Year Ended
December
31, 2002
Revenues

16. You state that the 2003 gain on sale amount is net of a negative fair value adjustment of $4.1 million related to the Company`s analysis and estimate of the expected ultimate performance of the Company`s previously securitized pools. You also state that the decrease in gain on sale from 2002 to 2003 is partially offset by a negative fair value adjustment of approximately $2.5 million recorded during the first quarter of 2002 related to the Company`s residual interest in securitizations. Clarify whether the fair value adjustment for 2003 relates to residual interests. If not, tell us the asset this adjustment relates to. Also, tell us which line item on your table in Note 10 includes these adjustments.

Liquidity and Capital Resources - page 29

17. Please revise your 2004 10-K to identify the major covenants of your securitization and non-securitization related debt facilities.
Consider disclosing, in a tabular format, required financial ratios and actual financial ratios for each period presented.

18. Please revise your 2004 10-K to identify any cross-default provisions on your securitization and non-securitization related debt and the related consequences. Consider disclosing, in a tabular format, the carrying amount, due date and interest rate of each outstanding debt issue, the status of default, whether a waiver has been received and the potential dollar amount of accelerated repayment as of the latest reported date, if any.

19. Please revise your 2004 10-K to disclose how you intend to repay material amounts of securitization and non-securitization debt due within one year.

20. Please revise your 2004 10-K to disclose, in a tabular format, a summary of the major terms and conditions of each of your servicing and debt arrangements.

Contractual Obligations - page 33

21. Please revise the table in your 2004 10-K to include payments due on securitization trust debt.

Item 8: Financial Statements and Supplementary Data - page F-1

Consolidated Statements of Operations - page F-4

22. Please revise your 2004 10-K to quantify income taxes applicable to extraordinary items. Refer to paragraph 11 of ABP 30.

Consolidated Statements of Cash Flows - page F-7

23. Please revise your 2004 10-K to separately quantify liquidations of contracts held for sale from amortization of contracts held for sale. Refer to paragraph 21 of SFAS 104.

24. Please supplementally define amortization and liquidation in the context of contracts held- for-sale and contracts held-for-investment. Quantify the major types of activities included in the relevant lines on the statement and tell us whether each is a cash or non-cash activity.

25. Please revise your 2004 10-K to provide a separate line item in the operating section for gain on sale of contracts. Refer to paragraph 28 of SFAS 95.

Note 1- Summary of Significant Accounting Policies - page F-9

Recent Developments

26. Supplementally clarify whether the changes made to your securitization structures caused you to re-recognize any finance receivables previously sold, in accordance with paragraph 55 of SFAS
140. To the extent that any finance receivables were re-recognized, tell us:
* How you considered paragraph 7 of EITF 02-9 in determining whether to initially record a provision for loan losses on re-recognized finance receivables resulting from the changes in your securitization structures; and

* How you considered paragraph 9 of EITF 02-9 when accounting for residual interests initially recorded as a result of securitizations structured as sales that are now accounted for as secured borrowings.



Finance Receivables, Net of Unearned Income

27. Please supplementally tell us how you determine the carrying value of finance receivables held-for-sale. Refer to paragraph
..08b
of SOP 01-6.

28. Please supplementally quantify the carrying amount of finance receivables held-for-sale and held-for-investment. Refer to paragraph 13e of SOP 01-6.

29. We note your disclosure that finance receivables are evaluated for impairment on a loan-by-loan basis. Please revise your 2004 10-K to state the criteria you use to determine whether a receivable is impaired. Also, state your policy for recognizing interest income on impaired receivables, including how cash receipts are recorded. Refer to paragraphs 8 and 20b of SFAS 114.

30. Please refer to paragraph .13 of SOP 01-6 and revise to your
2004
10-K to describe the following accounting policies:

* Determining past due or delinquency status;
* Placing receivables on non-accrual status;
* Recording payments received on non-accrual receivables; and
* Resuming accrual of interest.

31. We note your disclosure on page 5 that you paid premiums to dealers when purchasing contracts estimated to have low credit risk during 2003, 2002, and 2001. Please supplementally tell us whether these premiums represent contract acquisition fees paid to dealers.
If not, revise your 2004 10-K to state the accounting policy for these premiums.

Contract Acquisition Fees

32. Please supplementally tell us how you considered the accounting guidance in paragraphs .13-.18 of AICPA Practice Bulletin 6 in accounting for these fees at and subsequent to the date of acquisition for as they relate to your loans held-for-investment.

33. You state that acquisition fees associated with receivables securitized in pools structured as secured financings are deferred and revenue is recognized over the life of the contracts using a method that approximates a level yield. Supplementally quantify the difference between the level yield method and the method used with respect to these fees for each period presented.





Treatment of Securitizations

34. You state that prior term securitizations that are treated as sales for financial accounting purposes differ from secured financings in that the Trust to which the SPS sells the contracts meets the definition of a QSPE under SFAS 140.

* Supplementally tell us how these Trusts were modified so that they no longer meet the definition of QSPEs.

* Supplementally explain why your ability to modify your Trusts did not prohibit them from being QSPEs.

35. You state that during the quarter ended September 30, 2003 the warehouse securitizations related to the CPS program were amended to cause the transactions to be treated as secured financings for financial accounting purposes. Supplementally tell us how these securitizations were amended.

36. Supplementally explain how you have ceded effective control over assets transferred to off-balance sheet warehouse facilities.
Refer
to paragraph 9(c) y of SFAS 140.

37. We note your disclosure on page F-11 that the Securitization Agreements generally grant the Company the option to repurchase the sold contracts from the Trust when the aggregate outstanding principal balance of the contracts has amortized to a specified percentage of the initial aggregate balance. Supplementally quantify the specified percentage.

38. We note that the estimated fair value of residuals is determined using the cash-out method, which includes anticipated collections from charged-off receivables. We also note your disclosure on page
12 regarding the Trust`s ability to require you to repurchase securitized receivables if warranties and representations made by you initially are later found to be incorrect. Supplementally tell us why you considered repurchased receivables when determining the anticipated collections from charged-off receivables.

39. We note your disclosure on page F-13 that in certain cases, excess cash collected in a spread account is transferred to another spread account that is below its required levels. Supplementally tell us how you determined the appropriateness of transferring funds from one spread account to another and the accounting guidance on which you relied.

40. Supplementally tell us how and when you assess residual interests for impairment. Refer to EITF 99-20.




Servicing

41. Supplementally tell us how you considered the guidance in paragraph 62 of SFAS 140 in your determination that the servicing fee received on your managed portfolio held by non-consolidated subsidiaries approximates adequate compensation for all periods presented and does not give rise to a servicing asset.

Other Income

42. Supplementally tell us why you recorded recoveries on previously charged off MFN contracts in other income rather than recording them in the allowance for credit losses.

Deferral and Amortization of Debt Issuance Costs

43. We note your disclosure that debt issuance costs are amortized on a straight-line basis over the shorter of the actual or expected term of the related debt. Supplementally quantify the difference between the level yield method and the straight-line method for each period presented. Refer to paragraph 16 of APB 21.

New Accounting Pronouncements

44. Please revise your 2004 10-K to describe the impact your adoption of SOP 03-3 will have on your financial statements when adopted.
Refer to SAB Topic 11M.

Note 4- Finance Receivables - page F-21

45. Please revise your allowance for credit loss roll forward in your
2004 10-K to distinguish between the provision for credit losses related to finance receivables on your balance sheet and the provision for credit losses included in your gain on sale calculations. Additionally, tell us what the provision for credit losses included in your gain on sale calculation represents.

46. Please revise your allowance for credit losses roll forward in your 2004 10-K to quantify both charge-offs and recoveries at gross amounts.

Note 7 - Securitization Trust Debt - page F-23

47. Please revise your 2004 10-K to quantify the aggregate amount of maturities of your Securitization Trust Debt for each of the next five years. Refer to paragraph 10b of SFAS 47.

48. Please revise your table at the top of page F-24 in your 2004
10-
K to include the due date for each debt issuance. Refer to paragraph
..14h of SOP 01-6.



Note 9 - Shareholder`s Equity - page F-27

Options and Warrants

49. Please revise your table at the top of page F-29 in your 2004
10-
K to disclose the weighted-average fair values of options separately for each of the following groups:

* Options whose exercise price is equal to the market price of the stock on the grant date;
* Options whose exercise price exceeds the market price of stock on the grant date; and
* Options whose exercise price is less than the market price of the stock on the grant date. Refer to paragraph 47b of SFAS 123.

Note 10- Gain on Sale of Contracts - page F-30

50. Supplementally tell us what each of the components of net gain on sale represents. Additionally, tell us your rationale for including each component in net gain on sale including the accounting guidance on which you relied.

Note 16- Fair Value of Financial Instruments - page F-36

51. We note that you have typically recorded large gains on sales of finance receivables held-for-sale. Please clarify how you determined that the fair value of finance receivables held-for-sale approximate the carrying value for each period presented.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Sharon Johnson, Staff Accountant, at (202)
942-
2961 or Donald Walker, Senior Assistant Chief Accountant at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 942-2932 or me at (202) 942-1760 with any other questions.

						Sincerely,



Todd K. Schiffman
Assistant Director

cc:	Patrick C. Sargent, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, Texas 75201

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Consumer Portfolio Services, Inc.
Page 10